Exhibit 99.1

First Mining Comments on Recent Promotional Activities

VANCOUVER, BC, June 23, 2021 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) announces that the Company is not aware of any material undisclosed information and wishes to make the following statements regarding recent sponsored news and marketing activities concerning its common shares.

On June 21, 2021, OTC Markets Group Inc. ("OTC Markets") informed the Company that it had become aware of certain promotional activities concerning the Company and its common shares, and sent First Mining copies of two newsletters sent by Portfolio Wealth Global ("Portfolio Wealth") to its subscribers on June 20 and June 21, 2021, and a copy of a newsletter sent by National Inflation Association ("NAI") to its subscribers on June 21, 2021 (collectively, the "Articles") and requested comment from the Company. The Articles provide details regarding First Mining, certain of its mineral projects, the Company's upcoming annual general and special meeting of shareholders that will be held on June 30, 2021 (the "AGM") and the distribution by First Mining of shares and warrants of Treasury Metals Inc. to the Company's shareholders that is expected to occur in mid-July 2021 (the "Distribution").

The Company was aware of the Articles before receiving them from OTC Markets. On June 2, 2021, First Mining engaged Future Money Trends, LLC ("Future Money Trends") to provide marketing services in connection with a digital marketing campaign aimed at increasing the knowledge and awareness of First Mining's shareholders of the upcoming Distribution. In connection with this engagement, First Mining has agreed to pay Future Money Trends US$400,000. Portfolio Wealth and NAI are third-party service providers who were engaged by Future Money Trends in connection with the marketing campaign. The Articles contain information that is derived from the Company's public filings under its SEDAR profile at www.sedar.com, its website, investor presentation, and its news releases. The factual information contained in the Articles is accurate; however, any opinions expressed in any of the Articles are the author's alone as the Company had no right of edit or control over those opinions. Furthermore, First Mining did not have any editorial control over the content of the Articles other than to confirm that factual matters related to the Company were correct.

On June 16, 2021, First Mining disseminated an update news release reminding its shareholders of the upcoming AGM and describing the process for the Distribution, and the Company believes that the increase in share trading volume reflects investor interest in the Distribution. First Mining recognizes that the Articles coincided with higher than average trading volume in the Company's common shares commencing on or about June 21, 2021, and believes that the increased trading activity can mainly be attributed to several factors, namely: (i) the benefits that First Mining shareholders will receive as a result of the upcoming Distribution; (ii) the initiation of a broader investor awareness campaign undertaken by the Company; and (iii) a focus on the value that First Mining's assets trade at in the market relative to peer companies. The Company notes that its shareholders were made aware of its intent to complete the Distribution in August 2020, and with the Distribution set to be completed within the next month, a continued increase in trading activity in the Company's shares may occur as existing shareholders of First Mining may choose to increase their share ownership levels in order to receive a greater pro rata share of the Distribution.

In addition to the Articles, Future Money Trends also organized a number of interviews with digital media content creators and First Mining's Chairman, Keith Neumeyer, which were conducted on June 20th and June 21st. The Company also hosted a webinar for investors and prospective investors on June 21st in which the Company's CEO and the Chairman discussed the Company and the upcoming Distribution, and First Mining was featured in The Calandra Report this past weekend commencing June 18th based on the response provided by the Company's CEO to a question about the gold market. First Mining does not pay for coverage in The Calandra Report, but we are subscribers to the service at a cost of US$179 per year.

First Mining does not believe the statements in the Articles were materially false or materially misleading. However, the Company wishes to caution readers that certain statements in the Articles are speculative in nature. For more complete and specific information regarding First Mining, its prospects and the risks associated with those prospects, readers should consult the Company's public under its SEDAR profile at www.sedar.com, its website and other reliable sources. First Mining encourages investors to contact their investment advisors prior to making any investment in the Company.

After an inquiry by management, the Company confirms that it is not aware of any of its directors and control persons, its officers, directors, any shareholders owning 10% or more of the Company's securities, or any third-party service providers that may have, directly or indirectly, been involved in any way (including payment of a third-party) with the creation, distribution, or payment of promotional materials related to the Company and its securities, other than that which has been disclosed in this news release.

After an inquiry by management, none of the Company's executive officers, directors or, to the knowledge of the Company, any controlling shareholders and third-party service providers, sold or purchased shares of the Company within the past 90 days, except as follows:

  Mr. Raymond Polman, a director of the Company, purchased 70,000 common shares of the Company in the context of the market, and
  Mr. Kenneth Engquist, the Company's Chief Operating Officer, purchased 40,000 common shares of the Company in the context of the market.

In connection with these share purchases, both Mr. Polman and Mr. Engquist have filed their required insider reports on the Company's "System for Electronic Disclosure By Insiders" profile at www.sedi.ca.

In the last twelve months, the Company has engaged the following parties to provide investor relations, public relations services, marketing or other related services: Future Money Trends, VRIFY Technology Inc., Soar Financial Partners, 6ix Inc., King World News, Kitco Metals Inc., CRUX Investor, The Assay – 121 Group, Proactive Investors, Aspermont Ltd. and The Calandra Report.

The OTC Markets has further requested that First Mining state whether it has, at any point, issued any shares or convertible instruments allowing conversion to equity securities at prices constituting a discount to the current market rate at the time of the issuance. During the past two years, as disclosed in its public filings on SEDAR, First Mining has not issued any common shares or instruments convertible into common shares or other equity securities at a price constituting a discount to the market rate at the time of issuance other than as follows:

  On August 26, 2020, the Company closed a bought deal offering (the "Bought Deal") of units at a price of CAD$0.50 per unit for aggregate gross proceeds of CAD$28,750,000, with each unit consisting of one common share and one-half of one common share purchase warrant (each whole warrant, a "Warrant"). Each Warrant entitles the holder to acquire one additional common share at a price of CAD$0.70, and is exercisable until August 26, 2022. The closing market price on the trading day prior to closing of the Bought Deal was CAD$0.55.
  On March 6, 2020, the Company closed a non-brokered private placement financing that consisted of two tranches (the "2020 Private Placement"), issuing a total of 27,420,318 units under the 2020 Private Placement at a price of CAD$0.22 per unit for aggregate gross proceeds of CAD$6,032,469, with each unit consisting of one common share and half a Warrant. Each whole Warrant entitles the holder to acquire one additional common share at a price of CAD$0.33, and the Warrants are exercisable until February 28, 2023 (in respect of Warrants issued under the first tranche) and March 6, 2023 (in respect of Warrants issued under the second tranche). The closing market price on the trading day prior to closing of the first tranche was CAD$0.228, and the closing market price on the trading day prior to closing of the second tranche was CAD$0.21.

Prior to this two-year period, there have been other non-brokered private placements carried out by the Company which involved the issuance of equity securities at prices which constituted a discount to the market rate at the time of the issuance. All such issuances were in compliance with the pricing policies of the TSX Venture Exchange (when the Company's common shares were listed on the TSX Venture Exchange) and the pricing policies of the Toronto Stock Exchange (following the Company's graduation to the Toronto Stock Exchange in June 2017), and have been disclosed in previous news releases of the Company and in the Company's public filings on SEDAR.

First Mining routinely responds to inquiries from shareholders, potential investors and investment analysts and prepares its own investor relations materials. As such, First Mining urges its shareholder base and followers to review the Company's website (www.firstmininggold.com) and its continuous disclosure filings under its SEDAR profile at www.sedar.com. Any investor seeking to verify whether a publication was disseminated by First Mining can email info@firstmininggold.com.

About First Mining Gold Corp.

First Mining is a Canadian gold developer focused on the development and permitting of the Springpole Gold Project in northwestern Ontario. Springpole is one of the largest undeveloped gold projects in Canada. The results of a positive Pre-Feasibility Study for the Springpole Gold Project were announced by First Mining in January 2021, and permitting activities are on-going with submission of an Environmental Impact Statement ("EIS") for the project targeted for 2021. The Company also holds a large equity position in Treasury Metals Inc. who are advancing the Goliath Gold Complex toward construction. First Mining's portfolio of gold projects in eastern Canada also includes the Pickle Crow (being advanced in partnership with Auteco Minerals Ltd.), Hope Brook (being advanced in partnership with Big Ridge Gold) Cameron, Duparquet, Duquesne, and Pitt gold projects.

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", "targeted", "advancing", "proving" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the date of the 2021 AGM; (ii) timing for the Distribution; (iii) the potential for a continued increase in trading of the Company's common shares leading up the Distribution; (iv) the potential that investors may increase their share ownership in the Company leading up to the Distribution in order to receive a greater pro rata share of the Distribution; (v) the advancement and merits of the Goliath Gold Complex; and (vii) timing for the submission of the EIS for the Springpole Gold Project. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as COVID-19, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, such as COVID-19, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2020 filed with the Canadian securities regulatory authorities under the Company's SEDAR profile at www.sedar.com, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

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SOURCE First Mining Gold Corp.

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%CIK: 0001641229

For further information: Janet Meiklejohn | Vice President, Investor Relations, Direct: +1 604 639 8825 | Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com, www.firstmininggold.com

CO: First Mining Gold Corp.

CNW 16:55e 23-JUN-21